

Mail Stop 3561

January 10, 2017

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re:** **Nordic American Tankers Limited**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 23, 2016**
> **File No. 001-13944**

Dear Ms. Sorensen:

We have reviewed your response letter dated December 23, 2016, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K furnished November 15, 2016

1.   We have reviewed your response to our prior comment 3 and refer you to Questions 102.07 and 102.10 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures, issued on May 17, 2016. Specifically, free cash flow is typically a liquidity measure, which we would expect to be reconciled to cash flows from operating activities, rather than to net operating gain (loss), which you use in your reconciliation in your disclosure in the November 15, 2016 Form 6-K. If you utilize this non-GAAP measure as a performance measure, please consider renaming the non-GAAP measure to more appropriately portray it as a performance measure. Please provide us with an example of the measure and the surrounding disclosure to be included in future filings. We may have further comment upon reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure